

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 20, 2010

Mr. Richard Kern
Chief Executive Officer
American Goldfields Inc.
5836 South Pecos Road
Las Vegas, Nevada 89120

      Re: **American Goldfields Inc.**
             Form 10-K for the Fiscal Year Ended January 31, 2009
             Filed May 1, 2009
             Form 10-Q for the Fiscal Quarter Ended October 31, 2009
             Filed December 15, 2009
             File No. 000-49996

Dear Mr. Kern:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2009

Note 2 – Significant Accounting Policies, page 45
Mineral Claim Payments and Exploration Expenditures, page 46

1.   We note in your response to prior comments 1 and 2 that the mineral claims you
        acquired on your unproven mineral properties allow you to explore such
        properties for the purpose of determining whether there are any commercially
        exploitable deposits of gold and silver. As such, your mineral rights appear to be
        within the scope of EITF 04-2, which defines mineral rights as a "legal right to
        explore, extract, and retain at least a portion of the benefits from the mineral
        deposits." [Emphasis added.] Accordingly, you should capitalize acquisition
        costs of unproven mineral claims and report the corresponding cash expenditures
        as an investing activity in your statement of cash flows. Additionally, we remind
        you that your capitalized unproven mineral claims acquired are then subject to
        subsequent impairment testing, in accordance with the guidance in ASC 360-10-
        05 and EITF 04-3.

Controls and Procedures, page 60
Evaluation of Disclosure Controls and Procedures, page 60

2.   We read your response to prior comment 3, but are unable to concur with your
        proposed resolution. Item 307 of Regulation S-K requires disclosure of the
        conclusions of your principal executive and principal financial officers (even if
        they are the same individual) regarding the effectiveness of your disclosure
        controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act.
        Please note that the requirements of Item 307 of Regulation S-K to address your
        disclosure controls and procedures differs from the requirements of Item
        308T(a)(3) of Regulation S-K which addresses your internal controls over
        financial reporting. Please amend your filing to fully comply with the
        requirements of Item 307 of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Suying Li at (202) 551-3335, or Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief